Exhibit 10.7

December 3, 2020

Rajiv Malik
c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

Re:    Retention Agreement
Dear Mr. Malik:
As you know, Mylan N.V. (“Mylan”) and Upjohn Inc. (“Upjohn”) consummated the combination of Mylan and Upjohn pursuant to the Business Combination Agreement between Pfizer Inc., Upjohn, Mylan and the other parties thereto to create Viatris Inc. (the “Company”), a new champion for global health, on November 16, 2020. In recognition of your efforts in connection with the consummation of the combination (the “Closing”), and in order to incentivize you to remain employed with the Company and its affiliates, the Company hereby grants you the following retention bonus opportunity.
1.Retention Bonus Opportunity. If you remain an active full-time employee of the Company or its affiliates through the expiration of the 24-month period beginning on the day following the date of Closing (the “Vesting Date”), you will receive a cash payment equal to $10,950,000 (the “Retention Bonus”), representing the cash amount you would receive upon a termination of employment as of the Closing under Section 5(a) of your Transition and Succession Agreement with Mylan Inc., dated as of January 31, 2007, as has been or may be amended from time to time (the “Transition and Succession Agreement”), which will be paid to you in a lump sum on or about the first payroll date following the Vesting Date; provided, however, that in the event you receive any severance payments or severance benefits pursuant to Section 5(a) of your Transition and Succession Agreement, you will not be entitled to receive the Retention Bonus. In no event will you receive the Retention Bonus if your employment terminates for any reason prior to the Vesting Date. For the avoidance of doubt, in the event of a qualifying termination of employment (e.g., a termination without Cause, a termination due to Death or Disability or a resignation for Good Reason, each as defined in your Transition and Succession Agreement) on or prior to the 24-month anniversary of the date of Closing, you will remain eligible to receive the severance payments and benefits pursuant to your Transition and Succession Agreement, in accordance with the terms of such agreement, subject to your execution of a general release of claims against the Company and its affiliates and such release becoming effective and irrevocable no later than 60 days following the date of termination.
2.Section 280G Matters. The parties hereto acknowledge and agree that in consideration of the benefits provided under this letter agreement and for other good and valuable consideration, Section 8 of the Transition and Succession Agreement is hereby amended and restated in its entirety as follows:
“Notwithstanding any other provision of this Agreement or any other plan, program, arrangement, agreement or policy with or maintained by any of the Affiliated Companies:
(a)    In the event it is determined by an independent nationally recognized public accounting firm, which is engaged and paid for by the Company prior to the consummation of any transaction constituting a Change of Control (which for purposes of this Section 8 shall mean a change in ownership or control as determined in accordance with the regulations promulgated under Section 280G of the Code), which accounting firm shall in no event be the accounting firm for the entity seeking to effectuate the Change of Control (the “Accountant”), which determination shall be certified by the Accountant, that part or all of the consideration, compensation or benefits to be paid to the Executive under this Agreement or under any other plan, program, arrangement, agreement or policy with or maintained by any of the Affiliated Companies constitute “parachute payments” under Section 280G(b)(2) of the Code, then, if the aggregate present value of such parachute payments, singularly or together with the aggregate present value of any consideration, compensation or benefits to be paid to the Executive under any other plan, arrangement or agreement which constitute “parachute payments” (collectively, the “Parachute Amount”) exceeds the maximum amount that would not give rise to any liability under Section 4999 of the Code, the amounts constituting “parachute payments” which would otherwise be payable to the Executive or for his benefit shall be reduced to the maximum amount that would not give rise to any liability under Section 4999 of the Code (the “Reduced Amount”); provided that such amounts shall not be so reduced if the Accountant determines that without such reduction the Executive would be entitled to receive and retain, on a net after-tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than the amount, on a net after-tax basis, that the Executive would be entitled to retain upon receipt of the Reduced Amount. In connection with making determinations under this Section 8(a), the Accountant shall take into account any positions to mitigate any excise taxes payable under Section 4999 of the Code, such as the value of any reasonable compensation for services to be rendered by the Executive before or after the Change of Control, including any amounts payable to the Executive following the Executive’s Termination of Employment with respect to any non-competition provisions that may apply to the Executive, and the Company shall cooperate in the valuation of any such services, including any non-competition provisions.

(b)    If the determination made pursuant to Section 8(a) results in a reduction of the payments that would otherwise be paid to the Executive except for the application of Section 8(a), the Company shall promptly give the Executive notice of such determination. Such reduction in payments shall be first applied to reduce any cash payments that the Executive would otherwise be entitled to receive (whether pursuant to this Agreement or otherwise) and shall thereafter be applied to reduce other payments and benefits, in each case, in reverse order beginning with the payments or benefits that are to be paid the furthest in time from the date of such determination, unless, to the extent permitted by Section 409A of the Code, the Executive elects to have the reduction in payments applied in a different order; provided that, in no event may such payments be reduced in a manner that would result in subjecting the Executive to additional taxation under Section 409A of the Code.
(c)    As a result of the uncertainty in the application of Sections 280G and 4999 of the Code at the time of a determination hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the Executive’s benefit pursuant to this Agreement or under any other plan, program, arrangement, agreement or policy with or maintained by any of the Affiliated Companies which should not have been so paid or distributed (each, an “Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for the Executive’s benefit pursuant to this Agreement or under any other plan, program, arrangement, agreement or policy with or maintained by any of the Affiliated Companies could have been so paid or distributed (each, an “Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accountant, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or the Executive which the Accountant believes has a high probability of success, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the Executive’s benefit shall be repaid by the Executive to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code; provided, however, that no such repayment shall be required if and to the extent such deemed repayment would not either reduce the amount on which the Executive is subject to tax under Sections 1 and 4999 of the Code or generate a refund of such taxes. In the event that the Accountant, based on controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the Executive’s benefit together with interest at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code.”
3.Retirement Benefit Agreement; Tax Equalization. The parties hereto acknowledge and agree that in consideration of the benefits provided under this letter agreement and for other good and valuable consideration, the amount payable pursuant to the Retirement Benefit Agreement, dated as of August 31, 2009, between you and Mylan Inc. (the “Retirement Benefit Agreement”), shall be frozen as of the date hereof in an amount equal to $5,342,449 (representing the amount that you would receive in connection with your retirement as of the Closing) and that such amount shall not increase or decrease (including based on changes in your compensation, age or applicable interest rates) following the Closing. In addition, in consideration of the benefits provided under this letter agreement and for other good and valuable consideration, you shall cease to receive the tax equalization benefits you have historically received based on your expatriate assignment from India to the United States.
4.Employee Covenants. For the avoidance of doubt, you shall remain bound by the confidentiality, non-solicitation, non-competition and any other restrictive covenants to which you are subject pursuant to the Transition and Succession Agreement, the Executive Employment Agreement between you and Mylan Inc., dated as of February 25, 2019, and the “Agreement Relating to Patents, Copyrights, Inventions, Confidentiality and Proprietary Information” between you and Mylan Inc. and any and all amendments and supplements thereto, and any other plans or agreements of or between you and the Company or any of its affiliates.
5.Withholding; Not an Employment Agreement. Please note that the Retention Bonus will not be taken into consideration for any purpose under any pay-based benefit, compensation or severance plan or program maintained by the Company. Nothing herein shall constitute an employment contract or employment agreement or a guarantee of continued employment. All payments hereunder are subject to withholdings and deductions as required by applicable law. You are solely liable for all taxes, including federal, state, local or foreign income, employment and social security taxes, and tax penalties that may arise in connection with this letter agreement (including any taxes arising under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)), and none of the Company or its affiliates shall have any obligation to indemnify or otherwise hold you harmless from any or all such taxes.
6.Section 409A. It is intended that the provisions of this letter agreement comply with Section 409A of the Code, and all provisions of this letter agreement shall be construed and interpreted in a manner consistent with Section 409A of the Code.
7.Governing Law. This letter agreement shall be governed by, construed and interpreted in accordance with, the laws of the State of Pennsylvania, without regard to its principles of conflicts of laws.
8.Amendments. This letter agreement may not be modified or amended except in writing signed by each of the parties hereto.
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    We thank you for your dedicated service and look forward to your continued service during this exciting time.

    Very truly yours,

    VIATRIS INC.

    By:    /s/ Brian Roman
    Name: Brian Roman
    Title: Global General Counsel

Acknowledged and accepted:

/s/ Rajiv Malik
RAJIV MALIK